EXHIBIT 99.6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cameco Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Cameco Corporation (the “Company”) as of December 31, 2020, and 2019, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and 2019, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 9, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and finance committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Assessment of recoverability of deferred tax assets

As discussed in note 21 to the consolidated financial statements, as at December 31, 2020 the Company recorded deferred tax assets of $936,678,000 relating to tax losses incurred in certain jurisdictions and temporary differences. The assessment of the recoverability of these deferred tax assets is dependent on the generation of future taxable income. Significant judgment and estimation is required to assess the sufficiency of future taxable income to utilize the recognized deferred tax assets. The Company uses projections of future taxable income in order to assess the probability that the deferred tax assets will be realized. Predicting future taxable income is dependent on assumptions and judgments regarding future market conditions, production rates, and intercompany sales. The Company determined that the realization of these deferred tax assets is probable.

We identified the assessment of the recoverability of deferred tax assets as a critical audit matter due to the high degree of judgment required in assessing the significant assumptions and judgments that are reflected in the projections of future taxable income.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s assessment of the recoverability of the deferred tax asset, including controls over the assumptions and judgments used in the projections of future taxable income. To assess the Company’s ability to estimate future taxable income, we compared the Company’s previous forecasts to actual results. To assess the Company’s estimate of future taxable income, we evaluated key assumptions in the model by comparing (1) forecast uranium sales prices to published views of independent market participants, (2) foreign exchange rates to external analyst estimates, (3) forecast sales to historical trends, board approved budgets and committed sales volumes, including to a sample of committed sales contracts, and (4) forecast production volumes to historical data, board approved budgets and life of mine plans. We performed a sensitivity analysis over the key assumptions to assess their impact on the Company’s determination that the deferred tax assets were recoverable. We involved income tax professionals with specialized skills and knowledge in assessing the Company’s application of the tax regulations in relevant jurisdictions.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 1988.

Saskatoon, Canada

February 9, 2021